UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2006            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated November 24, 2006

2.

Interim Financial Statements (Unaudited) for the 3rd Quarter Ended September 30, 2006

3.

Management Discussion and Analysis for the 3rd Quarter Ended September 30, 2006.

4.

Certification of CEO

5.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: December 7, 2006	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Exhibits:

99.1

News Release dated November 24, 2006

99.2

Interim Financial Statements (Unaudited) for the 3rd Quarter Ended September 30, 2006

99.3

Management Discussion and Analysis for the 3rd Quarter Ended September 30, 2006.

99.4

Certification of CEO

99.5

Certification of CFO